Exhibit (e)(1)

Excerpts from Midwest Air Group, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2006 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on March 23, 2006

Director Compensation

In 2005, all directors who are not employees of the Company, any of the Company’s subsidiaries or any 10% or greater shareholder of the Company (“Non-employee Directors”) were paid an annual retainer of $25,000 per year, half payable in cash and half in Common Stock, and received a fee of $2,000 for each Board meeting they attended, $1,000 for each committee meeting they attended, and $500 for each telephonic Board or committee meeting they attended. In 2005, the annual retainer for the Chair of the Audit Committee was an additional $5,000 and the annual retainer for all other committee chairs was an additional $2,500. The Midwest Air Group, Inc. 2005 Non-Employee Director Stock Plan (the “2005 Director Plan”) allows each Non-employee Director to defer the receipt of fees for purposes of deferring recognition of income for tax purposes. Such deferral may be made to a share account for Common Stock granted under the 2005 Director Plan or to a cash account for those fees payable, at the director’s election, in cash. Such deferred fees (i) will be treated as invested in Common Stock, and ultimately will be paid in Common Stock, to the extent such fees would have been paid in Common Stock, or (ii) will otherwise earn a return at market rates. The directors are reimbursed for expenses incurred in connection with attendance at Board and committee meetings. To encourage directors to stay well informed about the Company’s operations and service levels, the Board adopted a Director Travel Policy. Pursuant to the Director Travel Policy, each outside director and his or her spouse and dependent children are (a) eligible to purchase airline tickets at a price equal to the lowest fare structure for a specified flight and (b) entitled to one free roundtrip ticket per six-month period, in each case, subject to seat availability at the time of reservation.

STOCK OWNERSHIP OF MANAGEMENT AND OTHERS

The following table sets forth, as of February 19, 2006 (unless otherwise indicated), the number of shares of Common Stock beneficially owned by (i) each director of the Company (including the nominees), (ii) each of the executive officers named in the Summary Compensation Table set forth below, (iii) all directors and executive officers of the Company as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock. Except as otherwise indicated, persons listed have sole voting and investment power over shares beneficially owned.

Name of Beneficial Owner	Shares		Percent of Class
Timothy E. Hoeksema	923,274	(1)(2)	5.1%
Curtis E. Sawyer	18,900	(1)(2)	*
Scott R. Dickson	18,700	(1)(2)	*
David C. Reeve	189,134	(1)(2)	*
Carol N. Skornicka	210,815	(1)(2)	*
John F. Bergstrom	40,259	(3)(4)	*
Ulice Payne, Jr.	10,815		*
Samuel K. Skinner	17,871		*
Elizabeth T. Solberg	11,693	(4)	*
Richard H. Sonnentag	32,524	(5)	*
Frederick P. Stratton, Jr.	59,746	(4)	*
David H. Treitel	31,490	(4)	*
All directors and executive officers as a group (15 persons)	1,843,398	(1)(2)(4)	9.8%
Heartland Advisors, Inc. and William J. Nasgovitz 789 North Water Street Milwaukee, WI 53202	1,561,400	(6)	8.9%
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	1,487,298	(7)	8.5%
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	1,311,400	(8)	7.4%

*	Less than one percent.
(1)	Includes shares of Common Stock in which the person or persons noted had an interest under the Midwest Airlines Savings & Investment Plan as of December 31, 2005. Such plan’s Common Stock fund is a unitized account that is invested in Common Stock and in liquid funds. As of a given date, each participant with an investment in the stock fund has a number of share units, and the participant’s interest in Common Stock depends upon the aggregate number of shares of Common Stock held in the stock fund as of that date. Thus, each participant has voting rights with respect to share units based upon the aggregate number of shares held in the stock fund as of the record date for a shareholders’ meeting. Each participant has the ability to divest share units through intraplan transfers.

(2)	Includes shares of Common Stock that may be purchased under currently exercisable stock options within 60 days of the record date, as follows: Mr. Hoeksema, 677,200 shares; Mr. Sawyer, 6,000 shares; Mr. Dickson, 6,000; Mr. Reeve, 160,800 shares; Ms. Skornicka, 177,300 shares; and all directors and executive officers as a group, 1,242,500 shares.
(3)	Mr. Bergstrom shares voting and investment control over 1,745 shares that are held in trust for the benefit of Mr. Bergstrom’s children.
(4)	Includes shares of Common Stock the receipt of which has been deferred by certain Non-employee Directors pursuant to the Director Plans, as follows: Mr. Bergstrom, 16,014 shares; Ms. Solberg, 11,693 shares; Mr. Stratton, 19,746 shares; and Mr. Treitel, 20,365 shares.
(5)	Includes 2,475 shares of Common Stock held by the Cobham Group LP, a limited partnership for which Mr. Sonnentag serves as the general partner and a limited partner.
(6)	As reported to the Securities and Exchange Commission on Schedule 13G, Heartland Advisors, Inc. and William J. Nasgovitz have shared voting power over 1,536,400 shares and shared dispositive power over 1,561,400 shares as of December 31, 2005.
(7)	As reported to the Securities and Exchange Commission on Schedule 13G, Dimensional Fund Advisors Inc. has sole voting power over 1,487,298 shares and sole dispositive power over 1,487,298 shares as of December 31, 2005.
(8)	These securities are owned by various individuals and institutional investors who own 1,311,400 shares, representing 7.4% of shares outstanding, which T. Rowe Price Associates, Inc. (Price Associates) serves as investment adviser with power of direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information regarding compensation paid by the Company for each of the Company’s last three years to the Company’s chief executive officer and each of the Company’s four other most highly compensated executive officers who made in excess of $100,000 in 2005 (collectively, the “named executive officers”), for services rendered in all capacities to the Company at any time during such periods.

		Annual Compensation			Long-Term Compensation Awards		All Other Compensation ($) (3)
Name and Principal Position	Fiscal Year	Salary ($)	Incentive ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)(1)	Securities Underlying Options (#) (2)
Timothy E. Hoeksema Chairman of the Board, President and Chief Executive Officer	2005 2004 2003	$370,800 374,746 285,000	$352,800 0 25,811	$0 0 0	$91,000 0 0	36,000 72,000 72,000	$35,053 36,460 37,277

Curtis E. Sawyer Senior Vice President and Chief Financial Officer(4)	2005 2004	203,336 66,668	87,000 75,000	688 6,663	9,100 0	10,000 20,000	17,193 2,058

Scott R. Dickson Senior Vice President and Chief Marketing Officer(4)	2005	200,928	79,753	8,782	9,100	20,000	10,460

David C. Reeve Senior Vice President- Operations	2005 2004 2003	180,201 174,620 142,500	76,063 0 3,385	0 0 0	39,434 0 0	10,000 20,000 20,000	16,177 16,036 13,061

Carol N. Skornicka Senior Vice President- Corporate Affairs, Secretary and General Counsel	2005 2004 2003	178,992 171,556 139,576	70,300 0 7,336	0 0 0	36,400 0 0	10,000 20,000 20,000	15,163 13,606 10,666

(1)	In 2005, restricted stock awards were granted to Messrs. Hoeksema, Sawyer, Dickson, Reeve and Ms. Skornicka in the amounts of 50,000 shares, 5,000 shares, 5,000 shares, 21,667 shares and 20,000 shares, respectively, which are subject to forfeiture until vested, which is three years from the date of grant. The dollar values shown for these shares are based upon the closing market price of the Common Stock of $1.82 on the grant date. The amounts shown represent the aggregate number and value of restricted shares held by each named executive officer as of December 31, 2005. Dividends, if any, are payable on the restricted shares, but the Company has not paid a dividend on its common stock since its initial public offering in 1995 and has no intention to pay any dividends on such common stock in the foreseeable future.
(2)	Represents options granted under the Midwest Express Holdings, Inc. 1995 Stock Option and the Midwest Air Group, Inc. 2005 Equity Incentive Plans.
(3)	The amounts shown for 2005 consist of Midwest Airlines’ contributions under: (i) the Midwest Express Airlines, Inc. Retirement Account Plan (Mr. Hoeksema – $15,225, Mr. Sawyer – $13,600, Mr. Dickson – $10,250, Mr. Reeve – $13,834 and Ms. Skornicka – $14,599); (ii) other supplemental retirement arrangements (Mr. Hoeksema – $13,828, Mr. Sawyer – $1,893, Mr. Dickson – $210, Mr. Reeve – $2,343 and Ms. Skornicka – $64); and (iii) professional services paid and other taxable income (Mr. Hoeksema – $6,000, Mr. Sawyer – $1,700 and Ms. Skornicka – $500).
(4)	Mr. Sawyer commenced employment with the Company in September 2004. Mr. Dickson commenced employment with the Company in January 2005.

Option Grants in 2005

The following table presents certain information as to grants of options to purchase Common Stock made to each of the named executive officers during 2005 pursuant to the Midwest Express Holdings, Inc. 1995 Stock Option Plan (the “Option Plan”) and the Midwest Air Group, Inc. 2005 Equity Incentive Plan (the “2005 Equity Plan”).

	Individual Grants of Common Stock (1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Grant Term (2)
Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/share)	Expiration Date	At 5% Annual Growth Rate	At 10% Annual Growth Rate
Timothy E. Hoeksema	36,000	6.96%	$2.82	3/17/15	$48,013	$136,586
Curtis E. Sawyer	10,000	1.93	2.82	3/17/15	13,337	37,940
Scott R. Dickson	20,000	3.87	2.94	1/10/15	36,979	93,712
David C. Reeve	10,000	1.93	2.82	3/17/15	13,337	37,940
Carol N. Skornicka	10,000	1.93	2.82	3/17/15	13,337	37,940

(1)	The options to purchase Common Stock reflected in the table (which are nonstatutory stock options for purposes of the Internal Revenue Code of 1986, as amended (the “Code”)) were granted effective January 10, 2005 and March 17, 2005 and vest 30% on the first anniversary of the date of grant, another 30% on the second anniversary of the date of grant, and the final 40% on the third anniversary of the date of grant. The options are subject to early vesting in the case of the optionee’s death, disability or retirement, or a change of control (as defined in the Option Plan) of the Company.
(2)	This presentation is intended to disclose the potential value that would accrue to the optionee if the options were exercised the day before they would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the SEC regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

Aggregated Option Exercises in 2005 and Year-End Option Values

None of the named executive officers exercised options to acquire Common Stock during 2005. The following table sets forth information regarding the year-end value of unexercised options held by such officers under the Option Plan.

Option Values as of December 31, 2005

	Number of Securities Underlying Unexercised Options At December 31, 2005	Value of Unexercised in-the-Money Options at December 31, 2005 (1)
Name	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Timothy E. Hoeksema	514,300/115,200	$129,384/239,256
Curtis E. Sawyer	6,000/24,000	13,560/59,840
Scott R. Dickson	0/20,000	0/54,000
David C. Reeve	146,800/32,000	35,940/66,460
Carol N. Skornicka	169,300/32,000	35,940/66,460

(1)	The dollar values are calculated by determining the difference between the fair market value of the underlying stock as of December 30, 2005, which was $5.64, and the exercise price of the options.

Agreements with Named Executive Officers

The Company has agreements with Mr. Hoeksema, Mr. Sawyer, Mr. Dickson, Mr. Reeve and Ms. Skornicka that provide that each such officer is entitled to benefits if, after a change in control (as defined in the agreements) of the Company, such officer’s employment is ended through (i) termination by the Company, other than by reason of death or disability or for cause (as defined in the agreements) or (ii) termination by the officer following the first anniversary of the change in control or due to a breach of the agreement by the Company or a significant adverse change in the officer’s responsibilities. In general, the benefits provided are: (a) a cash termination payment equal to one to three times the sum of the executive officer’s annual salary and highest annual incentive payment during the three years before the termination, (b) continuation of equivalent hospital, medical, dental, accident, disability and life insurance coverage as in effect at the time of termination, (c) supplemental pension benefits, and (d) outplacement services. Each agreement provides that, if any portion of the benefits, under the agreement or under any other agreement, would constitute an “excess parachute payment” for purposes of the Code, benefits are reduced so that the executive officer is entitled to receive $1 less than the maximum amount that such officer can receive without becoming subject to the 20% excise tax imposed by the Code, or which the Company may pay without loss of deduction under the Code.

Under the terms of an employment letter dated August 4, 2004, Mr. Sawyer is entitled to receive a base salary of $16,667 per month. Mr. Sawyer is also entitled to participate in the Company’s Annual Incentive Plan and to receive minimum guaranteed annual incentive payouts for his first three years of employment in the amounts of $75,000 in the first year, $50,000 in the second year and $25,000 in the third year. Mr. Sawyer also received under the employment letter an award of 20,000 stock options on his date of hire with an exercise price determined by the market price of the Company’s Common Stock on such date, and will be eligible to participate in the Company’s management stock option plans. In addition to the comprehensive benefit program in which all Company employees are eligible to participate, Mr. Sawyer received relocation assistance and is eligible to participate in the Company’s Supplemental Executive Retirement Plan, to receive reimbursement for financial planning and associated fees, and to certain vacation and health benefits available to the Company’s senior management.

Under the terms of an employment letter dated December 16, 2004, Mr. Dickson is entitled to receive a base salary of $17,083 per month. Mr. Dickson is also entitled to participate in the Company’s Annual Incentive Plan and to receive a minimum guaranteed annual incentive payout of $25,000 for his first year of employment. Mr. Dickson also received under the employment letter an award of 20,000 stock options on his date of hire with an exercise price determined by the market price of the Company’s Common Stock on such date, and will be eligible to participate in the Company’s management stock option plans. In addition to the comprehensive benefit program in which all Company employees are eligible to participate, Mr. Dickson received relocation assistance and is eligible to participate in the Company’s Supplemental Executive Retirement Plan, to receive reimbursement for financial planning and associated fees, and to certain vacation and health benefits available to the Company’s senior management.